AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2024
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
INR 625 million JPY-settled Zero-Coupon Notes	Borrowing	03-Jul-24	17-Jul-24	17-Jul-30	INR 418.75	BNP Paribas
CNY 350 million Fixed Rate Notes Tap 1	Borrowing	05-Jul-24	12-Jul-24	19-Sep-25	CNY 350.00	Standard Chartered Bank
AUD 100 million Kangaroo Bond Fixed Rates Tap 6	Borrowing	23-Jul-24	30-Jul-24	08-Aug-28	AUD 100.00	UBS AG, Australia Branch
USD 5 million Feed Africa Fixed Rate Callable Notes	Borrowing	01-Aug-24	21-Aug-24	21-Aug-34	USD 5.00	Nomura International. Plc
USD 6 million Fixed Rate Notes	Borrowing	22-Aug-24	30-Aug-24	30-Aug-25	USD 6.00	Standard Chartered Bank
JPY 1 billion Callable FX-Linked Notes	Borrowing	22-Aug-24	05-Sep-24	04-Sep-54	JPY 1,000.00	JP Morgan
USD 2 billion Social Fixed Rate Notes	Borrowing	10-Sep-24	18-Sep-24	18-Sep-29	USD 2,000.00	Bank of America Merrill Lynch/ BMO Capital Markets/ Citi/ Goldman Sachs International/ Morgan Stanley
USD 10 million Fixed Rate Notes	Borrowing	11-Sep-24	19-Sep-24	19-Sep-25	USD 10.00	NatWest Markets Plc
HKD 200 million Fixed Rate Notes	Borrowing	24-Sep-24	10-Oct-24	10-Oct-25	HKD 200.00	Credit Agricole Corporate & Investment Bank
JPY 200 million Callable Fixed / FX Linked Notes	Borrowing	26-Sep-24	22-Oct-24	23-Oct-54	JPY 200.00	MUFG Securities EMEA plc
USD 8 million Light Up and Power Africa (TZS linked) Fixed Rate Notes	Borrowing	30-Sep-24	07-Oct-24	15-Dec-25	USD 8.00	ING Bank N.V

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
NGN 10 billion denominated USD settled Fixed Rate Notes	19-Jun-23	03-Jul-23	03-Jul-24	NGN 10,000.00
MXN 200 million Fixed Rate Notes	29-Jun-22	08-Jul-22	08-Jul-24	MXN 200.00
USD 10 million (TZS linked) Fixed Rate Notes	09-Jan-23	17-Jan-23	17-Jul-24	USD 10.00
MXN 21 million Improve the quality of life for the people of Africa Fixed Rate Notes	16-Jun-22	22-Jul-22	25-Jul-24	MXN 21.00
IDR 20 billion Improve the Quality of Life for the People of Africa Fixed Rate Notes	03-Jun-20	29-Jul-20	30-Jul-24	IDR 20,000.00
USD 6 million Fixed Rate Notes	01-Aug-23	09-Aug-23	09-Aug-24	USD 6.00
TRY 40 million Zero Coupon Notes	01-Aug-19	28-Aug-19	228-Aug-24	TRY 40.00
USD 8 million (TZS linked) Fixed Rate Notes	24-Jan-23	02-Feb-23	02-Sep-24	USD 8.00
USD 7.5 million (BWP linked) Fixed Rate Notes	21-Aug-19	06-Sep-19	06-Sep-24	USD 7.50
CNY 160 million Fixed Rate Notes	01-Mar-23	08-Mar-23	08-Sep-24	CNY 160.00
BWP 70 million denominated USD settled Fixed Rate Notes	31-Aug-23	08-Sep-23	08-Sep-24	BWP 70.00
USD 8 million (BWP linked) Fixed Rate Notes	07-Sep-22	14-Sep-22	14-Sep-24	USD 8.00
TRY 7.5 million Fixed Rate Notes	08-Aug-19	19-Sep-19	20-Sep-24	TRY 7.50
TRY 13.5 million Zero Coupon Notes	08-Aug-19	19-Sep-19	20-Sep-24	TRY 13.50
HKD 130 million Fixed Rate Notes	15-Sep-23	22-Sep-23	22-Sep-24	HKD 130.00
IDR 28 billion Improve the Quality of Life for the People of Africa Fixed Rate Notes	21-Jul-20	29-Sep-20	30-Sep-24	IDR 28,000.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
USD 100 million Fixed Rate Notes	05-Jul-24	09-Jul-24	14-Sept-29	USD 100.00	Full Amount	Citigroup Global Market

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 100 million Fixed/ FX Linked Callable Notes	3-Jun-14	18-Jun-14	1-Feb-34	JPY 100.00	1-Aug-24	SMBC Nikko Capital Markets Limited
JPY 1,400 million Callable Power Reverse Dual Currency Notes	8-Jul-14	1-Aug-14	1-Aug-34	JPY 1,400.00	1-Aug-24	Shinkin International Ltd
JPY 100 million Fixed / FX Linked Callable Notes	10-Sep-14	26-Sep-14	1-Aug-44	JPY 100.00	1-Aug-24	SMBC Nikko Capital Markets Limited

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 September 2024.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

OMAR SEFIANI

Treasurer